Final Term Sheet To preliminary prospectus supplement dated November 3, 2025 (To prospectus dated February 24, 2023)	Filed pursuant to Rule 433 Registration number 333-270000 November 3, 2025

Lincoln National Corporation $500,000,000 5.350% SENIOR NOTES DUE 2035 Final Term Sheet, dated November 3, 2025

Issuer:	Lincoln National Corporation

Title of Securities:	5.350% Senior Notes due 2035

Security Type:	Senior Unsecured Fixed Rate Notes

Format:	SEC Registered

Trade Date:	November 3, 2025

Settlement Date (T+5)*:	November 10, 2025

Maturity Date:	November 15, 2035

Aggregate Principal Amount Offered:	$500,000,000

Price to the Public (Issue Price):	99.922% of the principal amount, plus accrued interest, if any, from and including November 10, 2025, if settlement occurs after that date

Net Proceeds (Before Expenses):	$496,360,000 plus accrued interest, if any, from and including November 10, 2025, if settlement occurs after that date

Benchmark Treasury:	4.250% due August 15, 2035

Benchmark Treasury Price / Yield:	101-03+ / 4.110%

Spread to Benchmark Treasury:	Treasury Rate plus 125 basis points

Yield to Maturity:	5.360%

Coupon:	5.350% per annum

Interest Payment Dates:	Semi-annually in arrears on each May 15 and November 15, commencing on May 15, 2026

Optional Redemption:	Prior to August 15, 2035 (three months prior to their maturity date) (the “Par Call Date”), the Issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” has the meaning set forth in the Issuer’s preliminary prospectus supplement, as filed with the Securities and Exchange Commission on November 3, 2025.

CUSIP / ISIN:	534187 BZ1 / US534187BZ19

Ratings** (expected):	Baa2/Stable (Moody’s) / BBB+/Stable (S&P) / BBB+/Stable (Fitch)

Denominations:	$2,000 principal amount and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Goldman Sachs & Co. LLC BofA Securities, Inc. HSBC Securities (USA) Inc. PNC Capital Markets LLC Wells Fargo Securities, LLC

Co-Manager:	Siebert Williams Shank & Co., LLC

The Issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for the offering, the prospectus in the Issuer’s registration statement, and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying preliminary prospectus supplement if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, BofA Securities, Inc. toll-free at 1-800-294-1322, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, PNC Capital Markets LLC toll-free at 1-855-881-0697 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

*

It is expected that delivery of the notes will be made against payment therefor on or about November 10, 2025, which is five business days following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes prior to one business day before the date of delivery may be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade their notes prior to one business day before the date of delivery should consult their own advisor.

**

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

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